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SECURI 03012693 [MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING ___12/31/02___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Atlantis Investment Company Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Parsippany Blvd

RECEIVED

MAR 03 2003

Parsippany   (No. and Street)   07054
                                        NJ

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas F Flynn   732-842-9450

                                                (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Conroy Smith & Co

                        (Name — if individual, state last, first, middle name)
385 Prospect Ave   Hackensack   NJ   07601

(Address)   (City)   (State)   Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 18 2003

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 17 2004

OATH OR AFFIRMATION

I, _____Anne K Anderson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Atlantis Investment Company Inc._____, as of ____December 31_____, 19__2002____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~   CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIS INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002 AND 2001





CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT

To the Directors and Shareholders
Atlantis Investment Company, Inc.

We have audited the accompanying statements of financial condition of Atlantis Investment Company, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantis Investment Company, Inc. as of December 31, 2002 and 2001, and the results of its operations, its changes in stockholders' equity, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 4, 2003
Hackensack, NJ

1

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and cash equivalents	$ 8,001	$ 17,109
Commissions receivable	11,062	19,077
Prepaid expense	125	125
Secured demand note	100,000	100,000
Fixed assets:		
Property, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization; $87,463 in 2002 and $81,591 in 2001	9,257	6,400
Deposits	8,100	8,100
Total assets	**$ 136,545**	**$150,811**

LIABILITIES AND STOCKHOLDERS' (DEFICIT)

	2002	2001
Current liabilities:		
Accounts payable and accrued expenses	$ 66,228	$ 81,647
Deferred fees	18,684	-
Total current liabilities	**$ 84,912**	**$ 81,647**
Commitments and contingent liabilities:		
Subordinated borrowings	$ 100,000	$100,000
Stockholders' (deficit):		
Common stock - par value $.10, authorized 10,000 shares; issued and outstanding 9,960 shares	$ 170	$ 170
Additional paid-in-capital	1,000,017	865,017
Treasury stock	(4,600)	(4,600)
Accumulated deficit	(1,043,954)	(891,423)
Total stockholders' (deficit)	**($ 48,367)**	**($ 30,836)**
Total liabilities and stockholders' (deficit)	**$ 136,545**	**$150,811**

See the accompanying notes to financial statements. 2




<u>ATLANTIS INVESTMENT COMPANY, INC.</u>

<u>STATEMENTS OF INCOME</u>

<u>FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001</u>

	<u>2002</u>	<u>2001</u>
Income:		
Research services	$103,433	$153,981
Commissions	252,365	158,212
Other income	3,272	34
Interest and dividends	15,543	1,559
	$374,613	$313,786
Expenses:		
Employee compensation and benefits	$217,743	$262,284
Communications	42,407	42,266
Occupancy	73,719	70,501
Taxes, other than income	18,563	21,366
Other operating expenses	174,712	145,561
	$527,144	$541,978
Net (loss)	($152,531)	($228,192)

See the accompanying notes to financial statements.   3



ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	($.10 Par Value) Common Stock	Treasury Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2001	$170	($4,600)	$ 665,017	($ 663,231)	($ 2,644)
Capital contributions	-	-	200,000	-	200,000
Net (loss)	-	-	-	(228,192)	(228,192)
Balance, December 31, 2001	$170	($4,600)	$ 865,017	($ 891,423)	($ 30,836)
Capital contributions	-	-	135,000	-	135,000
Net (loss)	-	-	-	(152,531)	(152,531)
Balance, December 31, 2002	$170	($4,600)	$1,000,017	($1,043,954)	($ 48,367)

See the accompanying notes to financial statements.   4



ATLANTIS INVESTMENT COMPANY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash Flows From Operating Activities		
Net income (loss)	($152,531)	($228,192)
Adjustments to reconcile net income (loss) to net cash:		
Depreciation and amortization	5,865	22,758
Decrease in commissions receivable	8,015	6,468
(Increase) in prepaid expense	-	(125)
(Decrease) increase in accounts payable and accrued expenses	(15,419)	302
Increase in deferred fees	18,684	-
Net cash (used in) operating activities	($135,386)	($198,789)
Cash Flows From Investing Activities		
Purchase of fixed assets and leasehold improvements	($ 8,722)	($ 2,940)
Net cash used in investing activities	($ 8,722)	($ 2,940)
Cash Flows From Financing Activities		
Additional contribution by shareholder	$135,000	$200,000
Net cash provided by financing activities	$135,000	$200,000
Net (decrease) in cash and cash equivalents	($ 9,108)	($ 1,729)
Cash and cash equivalents, January 1	17,109	18,838
Cash and cash equivalents, December 31	$ 8,001	$ 17,109

See the accompanying notes to financial statements.

5



ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Description of Business

The company sells investment research services.

In 1987, the company became a registered broker-dealer, functioning as an introducing broker and has a standard agreement with its clearing broker. All securities transactions are introduced and cleared on a fully disclosed basis through the clearing broker.

Securities Transactions

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date; however, transactions are reviewed on a trade-date basis for significant changes.

Income Taxes

The company has elected S corporation status for federal income tax purposes, whereby the corporate income or loss is reported on the personal return of the shareholder. Provision has been made for corporate taxes imposed by other taxing jurisdictions.

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

6



ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 1. **Summary of Significant Accounting Policies** (Continued)

Concentration of Credit Risk

The company's financial instruments that are potentially exposed to concentrations of credit risk consists primarily of cash, securities and accounts receivable. The company places its cash and securities with quality financial institutions. The company's accounts receivable consists of an amount due from their clearing broker. As a consequence, concentration of credit risk is limited.

Note 2. **Fixed Assets**

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Leasehold improvements are stated at cost and amortized using the straight-line method over the remaining term of the lease.

A summary of property, equipment and leasehold improvements is as follows:

	2002	2001
Property and equipment	$91,064	$87,997
Leasehold improvements	5,656	-
	$96,720	$87,997
Less: Accumulated depreciation and amortization	87,463	81,597
	$ 9,257	$ 6,400

Depreciation and amortization expense totaled $5,865 and $22,758 for the years ended December 31, 2002 and 2001, respectively.

Note 3. **Commitments**

During 1999 the company entered into a new agreement for office space for a seven year period ending May 31, 2006 at a minimum annual rental of $69,290 with a provision for annual increases in each of the succeeding years.

7



ATLANTIS INVESTMENT COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 3.   **Commitments** (Continued)

Actual rental expense for the years ended December 31, 2002 and 2001 was $73,719 and $70,501, respectively.

Minimum future rental payments under this non-cancellable lease are as follows:

Year Ended	Amount
2003	$ 69,290
2004	72,254
2005	74,360
2006	74,360
	$290,264

Note 4.   **Net Capital Requirements**

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the company has net capital of $34,145 which was $28,481 in excess of its required net capital. The company's net capital ratio was 2.49 to 1.

Note 5.   **Subordinated Borrowings**

The borrowings under subordination agreements at December 31, 2002, are listed in the following:

Secured demand note collateral
agreement, 0%, due May 1, 2005 $100,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the company's continued compliance with minimum net capital requirements, they may not be repaid. It is the company's intention to renew the secured demand note collateralizing agreements due May 1, 2005.



SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2002



ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER
SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2002

Net Capital
Total stockholders' equity ($ 48,367)

Add: Liabilities subordinated to claims
    of general creditors allowable in
    computation of net capital 100,000

        Total capital and allowable
        subordinated liabilities $ 51,633

Deductions and/or charges:
  Non-allowable assets:
    Furniture, equipment and leasehold
      improvements $9,257
    Other assets 8,225 (17,482)

Net capital before haircuts on securities positions $ 34,151

Haircuts on securities:
  Trading and investment securities:
    Other securities (6)

        Net capital $ 34,145

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of
  aggregate indebtedness) $ 5,664

Minimum dollar net capital required $ 5,000

Excess net capital $ 28,481

Computation of Aggregate Indebtedness

Total A.I. liabilities $ 84,912

Percent of aggregate indebtedness to net capital 248.7

Reconciliation of computation of Net Capital
  Under Securities and Exchange Commission Rule 15c3-1

There are no material differences between the above calculation and the calculation included in the
company's unaudited FOCUS Report as of December 31, 2002.

 

ATLANTIS INVESTMENT COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS

AS OF DECEMBER 31, 2002

There was no change in liabilities subordinated to the claims of general creditors.



ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.



ATLANTIS INVESTMENT COMPANY, INC.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.





CONROY, SMITH & CO.

certified public accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors and Shareholders
Atlantis Investment Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Atlantis Investment Company, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Atlantis Investment Company, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Conroy, Smith & Co.

February 4, 2003
Hackensack, NJ

